SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Under the Securities Exchange Act of 1934
(Amendment No. 1 )*

Broadview Media, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

111382107

(CUSIP Number)

Terry L. Myhre
9691 101st ST N.
Stillwater, MN 55082
651-426-4494

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 30, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 6 Pages

CUSIP No. 111382107	13D	Page 2 of 6 Pages

1	names of reporting persons/i.r.s. identification nos. of above persons (entities only)
Terry L. Myhre

2	check the appropriate box if a member of a group (see instructions)	(a) ☐
(b) ☐

3	sec use only

4	source of funds (see instructions)

PF
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)

6	citizenship or place of organization

United States of America
NUMBER OF	7	sole voting power
SHARES BENEFICIALLY	2,550,000 (Includes 500,000 shares of Series B Preferred Stock and a Warrant to Purchase 1,000,000 shares of common stock)
OWNED BY
EACH	8	shared voting power
REPORTING
PERSON	0
WITH	9	sole dispositive power

2,550,000 (Includes 500,000 shares of Series B Preferred Stock and a Warrant to Purchase 1,000,000 shares of common stock )
10	shared dispositive power

0
11	aggregate amount beneficially owned by each reporting person

2,550,000 (Includes 500,000 shares of Series B Preferred Stock and a Warrant to Purchase 1,000,000 shares of common stock)
12	check if the aggregate amount in row (11) excludes certain shares (see instructions)	☐

13	percent of class represented by amount in row (11)

60.4%
14	type of reporting person (see instructions)

IN

Item 1. Security and Issuer.

This Schedule 13D, as amended, relates to shares of common stock, par value $0.01 per share (“Common Stock”), of Broadview Media, Inc., a Minnesota corporation (the “Company”). The principal executive offices of the Company are located at 4455 West 77th Street, Minneapolis, Minnesota 55435.

Item 2. Identity and Background.

(a) and (f)	Terry L. Myhre is an individual and citizen of the United States of America.

(b)	Business Address: 1401 West 76th Street, Richfield, Minnesota 55423.

(c)	Mr. Myhre is President of the Minnesota School of Business, 1401 West 76th Street, Richfield, Minnesota 55423. Mr. Myhre is also Chairman and Chief Executive Officer of the Company.

(d) and (e)	During the last five years, Mr. Myhre has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

This statement relates to the Investment Representation Letter and Subscription Agreement entered into on March 30, 2005 (the “Subscription Agreement”), by and between Mr. Myhre and the Company. Pursuant to the Subscription Agreement, on March 30, 2005, Mr. Myhre purchased 500,000 Units (the “Units”), at a price of $1.25 per Unit, from the Company for an aggregate purchase price of Six Hundred Twenty-Five Thousand dollars ($625,000.00). Each Unit consists of one share of Series B Preferred Stock, $0.01 par value per share (the “Series B Stock”), of the Company and detachable warrants (collectively, the “Warrant”) to purchase two (2) shares of Common Stock at an exercise price of $1.25 per share. Each share of Series B Stock is convertible into one share of the Company’s Common Stock. The Warrant expires on March 30, 2015. Mr. Myhre used personal funds for the purchase of the Units. The Company has also granted Mr. Myhre certain registration rights, with respect to all of the Units purchased by Mr. Myhre, including all of the underlying shares of Common Stock issuable upon the exercise of the Warrant and the conversion of the Series B Stock, pursuant to the terms of the Subscription Agreement. Copies of the Subscription Agreement and the Warrant are attached hereto as Exhibits and they are incorporated herein by reference. The foregoing descriptions of each of the Subscription Agreement and the Warrant are qualified in their entirety by reference thereto.

This statement also relates to that certain Common Stock Purchase Warrant dated March 25, 2003 (the “2003 Warrant”) issued to Mr. Myhre. Pursuant to the 2003 Warrant, on March 30, 2005, Mr. Myhre exercised his right to purchase 350,000 shares of Common Stock of the Company (the “Shares”), at an exercise price of $1.25 from the Company for an aggregate purchase price of Four Hundred Thirty-Seven Thousand Five Hundred dollars ($437,500.00). Mr. Myhre used personal funds when he exercised his right to purchase the Shares from the Company.

Item 4. Purpose of Transaction.

Mr. Myhre is viewed as having acquired control of the Company in connection with the transactions described in Item 3.

Based upon his evaluation of the Company’s financial condition, market conditions and other factors he may deem material, Mr. Myhre may seek to acquire additional shares of the Company’s Common Stock in the open market or in private transactions, or may dispose of all or any portion of the shares currently owned or which may be acquired upon exercise of the Warrant or the conversion of the Series B Stock. Also, in November 2003 the Company announced that a nonbinding letter of intent to purchase Utah Career College (“UCC”) was entered into with Mr. Myhre, who is the majority owner of UCC. The proposed acquisition was and continues to remain subject to completion of due diligence, negotiation of the acquisition price which is expected to be in the form of shares of the Company’s stock, receipt of a fairness opinion from an investment banker, and approval by the Company’s Board and its Audit Committee, along with the approval by the Board and the shareholders of UCC. The negotiation and due diligence process has not yet been completed. In light of additional time needed to address certain regulatory and due diligence matters, it is not expected that the acquisition, if it occurs, will be consummated until the first quarter of the Company’s 2006 fiscal year at the earliest. Other than such proposal for the Company’s acquisition of UCC and the resulting issuance to Mr. Myhre of shares of the Company’s stock in connection therewith, Mr. Myhre presently does not have any definitive plans or proposals that relate to or would result in transactions of the kind described in paragraphs (a) through (j) of this Item 4, but may, at any time and from time to time, review, reconsider and discuss with the Company or others his positions with respect to the Company which could thereafter result in the adoption of such plans or proposals.

Item 5. Interest in Securities of the Issuer.

(a)	Mr. Myhre beneficially owns 2,550,000 shares of Common Stock, including 500,000 shares of Series B Preferred Stock which are convertible into 500,000 shares of Common Stock and including a Warrant to purchase 1,000,000 shares of Common Stock, which constitutes approximately 60.4% of the total outstanding shares of Common Stock, assuming exercise of such Warrant and conversion of such Preferred Stock.

(b)	Mr. Myhre has the sole power to direct the vote and disposition of all of the securities noted above in Item 5(a) as beneficially owned by him.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

See Item 3 for a description of the Subscription Agreement, the Warrant, and the 2003 Warrant.

Item 7. Material to be Filed as Exhibits.

     Exhibit 1: Securities Purchase Agreement – incorporated by reference to Exhibit 1 to Schedule 13D filed May 9, 2003.

     Exhibit 2: Registration Rights Agreement – incorporated by reference to Exhibit 2 to Schedule 13D filed May 9, 2003.

     Exhibit 3: Common Stock Purchase Warrant dated March 25, 2003 – incorporated by reference to Exhibit 3 to Schedule 13D filed May 9, 2003.

     Exhibit 4: Note – incorporated by reference to Exhibit 4 to Schedule 13D filed May 9, 2003.

     Exhibit 5: Investment Representation Letter and Subscription Agreement dated March 30, 2005.

     Exhibit 6: Common Stock Purchase Warrant dated March 30, 2005.

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 13, 2005

/s/ Terry L. Myhre

Terry L. Myhre

EXHIBIT INDEX

Exhibit	Description

1	Securities Purchase Agreement – incorporated by reference to Exhibit 1 to Schedule 13D filed May 9, 2003.

2	Registration Rights Agreement – incorporated by reference to Exhibit 2 to Schedule 13D filed May 9, 2003.

3	Common Stock Purchase Warrant dated March 25, 2003 – incorporated by reference to Exhibit 3 to Schedule 13D filed May 9, 2003.

4	Note – incorporated by reference to Exhibit 4 to Schedule 13D filed May 9, 2003.

5	Investment Representation Letter and Subscription Agreement dated March 30, 2005.

6	Common Stock Purchase Warrant dated March 30, 2005.